centrica

082-04578

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC	**Date:** 27 January, 2009
Fax: 001 202 772 9207	
From: Secretariat	**No. of pages** 4 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

SUPPL

09045232

RECEIVED
2009 JAN 29 A 3:23

PROCESSED
FEB 02 2009
THOMSON REUTERS

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Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

27 January 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

27 January 2009

Centrica acquires additional 67 per cent share in North Sea gas development

Centrica plc, the parent company of British Gas, today announced it has reached agreement with Hess Limited to acquire a 67 per cent interest in the undeveloped York gas fields in the Southern North Sea for £22 million in cash.

The acquisition adds to the 23 per cent of the development acquired as part of the Rough gas storage acquisition in 2003, and takes Centrica's interest in the fields to 90 per cent.

The York gas development represents the largest known undeveloped gas reserve in the southern sector of the North Sea. After further capital investment of around £220 million Centrica expects to recognise 107 billion cubic feet (bcf) of reserves from its enlarged stake in the field, of which 79 bcf are directly attributable to this acquisition.

Once developed, unit costs of production on these fields are expected to be lower than the average across Centrica's other joint venture fields due to its proximity to Rough. The profits from production will be subject to the normal UK tax rate for gas production, currently 50%

Sam Laidlaw, Chief Executive of Centrica, said: "This investment is in line with our strategic priority to reduce the Group's exposure to movements in gas prices through securing additional upstream assets. It also increases the level of gas reserves to supply our British Gas customers and builds on our existing portfolio of producing and exploration prospects."

"This deal underlines our commitment to invest in new energy supplies from the North Sea at a time when existing North Sea production is in decline"

The York fields, situated adjacent to the Rough gas storage reservoir, comprise the main South reservoir and a separate East reservoir, both capable of development. The first gas flows are expected as early as 2011, and Centrica plans to export production via its Easington terminal.

The transaction builds on Centrica's position within the UK and Norwegian sectors of the North Sea. Centrica holds interests in over thirty producing or development stage assets in the North Sea, and also has interests in twelve exploration licences in the Norwegian sector.

Enquiries:

Centrica Investor Relations: +44 (0)1753 494900

Centrica Media Relations: +44 (0)1753 492551

1/ Centrica acquired the entire interest in the 47/3d South York block adjacent to the Rough field when it purchased the Rough gas storage business in 2003. That equated to a 23% interest in the whole of the York development area. Following the transaction announced today, that overall interest has increased to 90%.

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	27 January 2009	*No of sheets:*	*1*

Current report 6/2009

The Management Board of KGHM Polska Miedź S.A., announces that on 15 January 2009 a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration for a subsidiary of KGHM Polska Miedź S.A. – PeBeKa S.A. The share capital of PeBeKa S.A. was increased by PLN 15 100 001.00 through the creation of 247 541 new registered shares having a face value of PLN 61.00 each.

All of the newly-created shares were acquired by KGHM Polska Miedź S.A. at face value, i.e. PLN 61.00 each, and were paid for in cash.

The carrying amount of the acquired assets in the accounts of KGHM Polska Miedź S.A. is equal to their nominal value.

The shares acquired represent 23.36% of the share capital of PeBeKa S.A.

Acquisition of these assets was financed by the internal funds of KGHM Polska Miedź S.A. The assets acquired are of a long-term, equity investment nature.

Currently the share capital of PeBeKa S.A. amounts to PLN 64 638 162.00 and is divided into 1 059 642 shares of PLN 61.00 each. The total number of votes arising from all created shares after registration of this change in share capital is 1 059 642.
100% of the share capital of PeBeKa S.A. is owned by KGHM Polska Miedź S.A. Therefore KGHM Polska Miedź S.A. has the right to 100% of the votes at the General Meeting of the company.

The criteria used for describing the assets as significant is that the financial assets acquired by KGHM Polska Miedź S.A. exceed 20% of the share capital of PeBeKa S.A.

Legal basis: § 5 sec. 1 point 1 and 9 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744 with subsequent amendments)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

WICEPREZES ZARZ.
Maciej Tybura

KGHM Polska Miedź S.A.
with its registered head office in Lubin
59-301 Lubin, ul. M. Skłodowskiej-Curie 48
www.kghm.pl NIP 692-000-00-13 REGON 390021764

Court of registration:
Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations No. KRS 0000023302
where Company documentation is kept

Total share capital:
2.000.000.000 PLN
(paid-in capital)

END